December 17, 2021

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 30, 2021

File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated November 19, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 4

1.

We note your response to prior comment 4, including that control through your VIE contractual arrangements may be less effective than direct ownership, and that you could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. Please enhance your disclosure to clarify, if true, that the VIE contractual agreements have not been tested in a court of law.

Response: In light of the Staff’s comments, we propose to revise the referenced disclosure in our response to prior comment 4 as follows (the added disclosure is underlined):

“The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Finance, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the Jiayin Finance.

We have control over Jiayin Finance through Shanghai Kunjia. In June 2018, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Finance and its shareholders, allowing us to exercise effective control over Jiayin Finance. These agreements or their forms include: (i) an exclusive consultation and service agreement, which enables us to receive substantially all of the economic benefits of Jiayin Finance and its subsidiaries, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Jiayin Finance, and (iii) an exclusive call option agreement, which provides us with the option to purchase all of the equity interests in Jiayin Finance. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Jiayin Finance or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.””

In addition, we also propose to make corresponding changes to the referenced risk factor disclosure as follows, with the added disclosure underlined for ease of reference:

“We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

We have relied and expect to continue to rely on Contractual Arrangements with our consolidated VIE, Jiayin Finance and the shareholders of Jiayin Finance, to operate our online consumer finance platform business, including, among others, the operation of www.niwodai.com and our apps, as well as certain other complementary businesses.

For a description of these Contractual Arrangements, see “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE, and these contractual arrangements have not been tested in a court of law. For example, Jiayin Finance, or shareholders of Jiayin Finance may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the Contractual Arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by Jiayin Finance, shareholders of Jiayin Finance of their obligations under the Contractual Arrangements to exercise control over our consolidated VIE. Our consolidated VIE and its shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance. If any of Jiayin Finance and shareholders of Jiayin Finance is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Corporate Structure-Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.” Therefore, our Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.”

2.

We note your response to prior comment 5, including that you and your consolidated VIE are subject to extensive and evolving legal development, changes in which, may materially and adversely affect your and your consolidated VIE’s business and prospects, and may result in a material change in your and your consolidated VIE’s operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Please enhance your disclosure to also clarify that rules and regulations in China can change quickly with little advance notice, therefore, your assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

Response: In light of the Staff’s comments, we propose to revise the referenced risk factor disclosure as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, ~~and may change with little advance notice,~~ the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platform like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

3.

Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In light of the Staff’s comments, we propose to add the following disclosure at the onset of “Item 3. Key Information.” in a future amendment to the Form 20-F:

“Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

We believe we are not required to obtain any approvals from any PRC authorities for a future offering of our securities to foreign investors, including the China Securities Regulatory Commission, or the CSRC, and the Cyberspace Administration of China, or the CAC. As of the date hereof, we have not been notified of any requirements for such approvals by, nor have we applied for any such approvals with, the PRC authorities.

However, our belief that no such approvals are required is based upon existing PRC laws and regulations, which are subject to differing interpretations or change. As such, there can be no assurance that the PRC regulators or a court will not take a contrary position. We may also be required to obtain such approvals in the future. For more details on the recent regulatory developments and the risks to us and our investors relating to our failure to obtain or maintain any approvals that might be required for a future offering of our securities to foreign investors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Although we believe we are not required to obtain any approvals of any PRC authorities for a future offering of our securities to foreign investors, including the CSRC and the CAC, under current PRC laws and regulations, the PRC regulators or a court may take a contrary position. In addition, applicable laws, regulations or interpretations may change and we thus may be required to obtain such approvals in the future.””

In addition, we also propose to revise and restate the referenced risk factor disclosure as follows, with blacklines against the previous version that originally appears on pages 16, 17, 27 and 28 of our response filed on October 18, 2021 for ease of reference:

“Although we believe we are not required to obtain any approvals of any PRC authorities for a future offering of our securities to foreign investors, including the CSRC and the CAC, under current PRC laws and regulations, the PRC regulators or a court may take a contrary position. In addition, applicable laws, regulations or interpretations may change and we thus may be required to obtain such approvals in the future.

We believe we are not required to obtain any approvals from any PRC authorities for a future offering of our securities to foreign investors, including the China Securities Regulatory Commission, or the CSRC, and the Cyberspace Administration of China, or the CAC. As of the date hereof, we have not been notified of any requirements for such approvals by, nor have we applied for any such approvals with, the PRC authorities.

Specifically, with respect to the CSRC, the M&A Rules requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC, prior to an offering and trading of such special purpose vehicle’s securities on a stock exchange outside the PRC. We believe we are not required to obtain any approvals from CSRC for a future offering of our securities to foreign investors under M&A rules because: (i) we established Shanghai Kunjia by means of direct investment, rather than a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and Shanghai Kunjia is not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules clearly classifies the contractual arrangements as a type of acquisition transaction subject to the M&A Rules.

With respect to the CAC, it is unclear whether we and the consolidated VIE will be subject to its oversight and how such oversight may impact us in connection with a future offering of our ADSs to foreign investors. For further discussion on the risks relating to the oversight of the CAC, see “—It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

Our belief that no such approvals are required is based upon existing PRC laws and regulations, which are subject to differing interpretations or change. As such, there can be no assurance that the PRC regulators or a court will not take a contrary position. In addition, applicable laws, regulations or interpretations may change and we thus may be required to obtain such approvals in the future. If it is determined that we are required to obtain approvals for a future offering of our securities to foreign investors, we cannot assure you that we will be able to obtain such approvals in a timely manner, or at all. Even if we obtain such approval, it could be rescinded. Any failure to obtain or delay in obtaining the approval for any of our future offerings, or a rescission of such approval obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs in the offering, you would be doing so at the risk that the settlement and delivery may not occur.”

“It is unclear whether we and the consolidated VIE will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship, or the Cybersecurity Review Measures, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we and the consolidated VIE have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the Draft Measures, to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

If the Draft Measures are enacted as proposed, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) we and the consolidated VIE have not been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Draft Measures will be applicable to China-based companies listed overseas. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws.

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors that handle important data or are seeking to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date hereof, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

As there remain uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities, and may be subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.”

4.

We note your response to prior comment 7 and that the activity of the VIE is reflected in the line items titled “investments in subsidiaries and VIEs” and “equity in earnings of subsidiaries and VIEs” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Response: In light of the Staff’s comments, please find below roll-forward of the investment in subsidiaries and VIEs for your reference:

Roll-forward of “investments in subsidiaries and VIEs”	Investments in subsidiaries and VIEs
RMB in thousands
Balance at January 1, 2018	(1,931,542)
Equity in earnings of VIEs	611,758
Equity in earnings of subsidiaries	—
Dividend distributed to shareholders*	(400,000)
Share-based compensation**	67,778

Balance at December 31, 2018	(1,652,006)
Equity in earnings of VIEs	571,227
Equity in earnings of subsidiaries	(45,505)
Share-based compensation offset by capitalized IPO expenses incurred by subsidiaries and VIEs**	126,008
Foreign currency translation	(3,160)

Balance at December 31, 2019	(1,003,436)
Equity in earnings of VIEs	254,283
Equity in earnings of subsidiaries	64,808
Share-based compensation**	30,652
Foreign currency translation	1,500

Balance at December 31, 2020	(652,193)

*	Cash dividends paid by a subsidiary on behalf of the parent to the Group’s shareholders.
**

Share-based compensation expense attributable to subsidiaries and VIEs accounted for as investments in subsidiaries and VIEs. In 2019, the amount was offset by IPO expenses incurred by subsidiaries and VIEs on behalf of the parent.

Risk Factors, page 6

5.

Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: In light of the Staff’s comments, we propose to revise and restate the referenced risk factor disclosure as follows, with blacklines against the original version that appears on pages 27 and 28 of the Form 20-F for ease of reference.

“The Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period before our ADSs may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections.

The Company’s financial statements as of December 31, 2020 and for the year ended December 31, 2020 contained in the Form 20-F have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York. MBP is a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. MBP has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. The PCAOB is currently able to conduct inspections of U.S. audit firms where audit workpapers are located in China, however, PCAOB’s requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our and the consolidated VIE’s operations are located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor, MBP, through such inspections.

The Company’s financial statements as of December 31, 2018 and 2019 and for the years then ended were audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte. Deloitte is headquartered in Shanghai, China with offices in other cities in China. As an auditor of companies that are registered with the SEC and trade publicly in the United States, Deloitte is an independent registered public accounting firm registered with the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of Deloitte as it relates to those operations without the approval of the Chinese authorities, Deloitte’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by Deloitte. As a result, investors may be deprived of the full benefits of PCAOB inspections, and thus may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 18, 2020, the former U.S. president signed into law the Holding Foreign Companies Accountable Act, or the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which will go into effect 30 days after publication in the Federal Registrar. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three, which could reduce the time period before our ADSs may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule became effective on November 4, 2021.

The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.”

*    *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Jin Chen, our Co-Chief Financial Officer, at +86 13738131533, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan Title: Chief Executive Officer

cc:	Bei Bai, Co-Chief Financial Officer of Jiayin Group Inc.

Jin Chen, Co-Chief Financial Officer of Jiayin Group Inc.

Steve Lin, Esq., Kirkland & Ellis

Charles Yin, Marcum Bernstein & Pinchuk LLP

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